Exhibit 99.1

CARDIOME PHARMA CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This management discussion and analysis is as of August 12, 2008 and should be read in conjunction with our unaudited consolidated financial statements for the three and six months ended June 30, 2008 and the related notes included thereto. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”).  All amounts are expressed in Canadian dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are based on our current expectations and beliefs, including certain factors and assumptions, as described in our Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to our company, including our 2007 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our current clinical efforts are focused on the treatment of atrial arrhythmias. We also have an ongoing Phase 1 clinical program for GED-aPC, an engineered analog of recombinant human activated Protein C, and have a pre-clinical program directed at improving cardiovascular function.

Atrial fibrillation is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart.  In Q4-2004 and Q3-2005, we announced positive top-line results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for the intravenous formulation of vernakalant hydrochloride (vernakalant (iv), formerly known as RSD1235 (iv)), our lead product candidate for the acute conversion of atrial fibrillation.  In addition, in Q2-2007 we announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia, and we have completed an open-label safety study, ACT 4, in conjunction with our co-development partner Astellas Pharma US, Inc. (Astellas).  In Q1-2006, Astellas submitted a New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market vernakalant (iv) for the acute conversion of atrial fibrillation.  In Q2-2006, we announced Astellas’ receipt of a “refusal to file” letter from the FDA for the NDA for vernakalant (iv).  In Q4-2006, Astellas re-submitted the NDA for vernakalant (iv) to the FDA, triggering a US$10 million payment to us.  In Q1-2007, we announced that the FDA had accepted the NDA for vernakalant (iv) for review.  In Q3-2007, we announced that the FDA would be extending the review period for the NDA for vernakalant (iv) into January 2008.  In Q4-2007, we and Astellas participated in a panel review conducted by the Cardiovascular and Renal Drugs Advisory Committee, and announced that the panel members voted 6 to 2 in favour of recommending to the FDA that vernakalant (iv) be approved for rapid conversion of acute atrial fibrillation to sinus rhythm. In Q1-2008, we announced that Astellas was informed by the FDA that a decision had not yet been made regarding the NDA for vernakalant (iv).  The FDA did not provide an action letter prior to the target Prescription Drug User Fee Act (PDUFA) date of January 19, 2008. In Q1-2008 we initiated a Phase 3 European comparator study for vernakalant (iv), and we expect to file for marketing approval for vernakalant (iv) in the European Union in late 2008 or early 2009. In August 2008, we announced Astellas’ receipt of an approvable letter from the FDA for vernakalant (iv).

CARDIOME PHARMA CORP.

We are also developing an oral formulation of vernakalant hydrochloride (vernakalant (oral), formerly known as RSD1235 (oral)) for maintenance of normal heart rhythm following termination of atrial fibrillation.  A Phase 2a pilot study was initiated in Q4-2005, and in Q3-2006 we announced positive results for the completed study.  A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007.  We announced positive interim results from this study in Q1-2008, and positive final results  from the completed study in July 2008.

In Q2-2007, Cardiome acquired exclusive worldwide rights to GED-aPC, an engineered analog of recombinant human activated Protein C, for all indications.  Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.  In Q4-2007 we announced initiation of a Phase 1 study for GED-aPC.  Results from this study are expected in the second half of 2008.

CORPORATE DEVELOPMENT

In Q1-2008 we announced that in response to detailed expressions of interest from global and regional pharmaceutical companies in pursuit of partnership opportunities for vernakalant, Cardiome’s Board of Directors engaged Merrill Lynch & Co. as its financial advisor to assist in evaluating these partnership opportunities as well as alternative strategies beyond partnerships to maximize shareholder value.  We are currently engaged in discussions with multiple parties, and we expect resolution of the review in the third quarter of 2008.  There can be no assurance, however, that our review of partnership opportunities and other strategic alternatives will result in any specific transaction.

In July 2008, we announced that CR Intrinsic Investments, LLC, an investment fund managed by CR Intrinsic Investors, LLC, an affiliate of S.A.C. Capital Advisors, LLC purchased Series A convertible preferred shares for gross proceeds of US$25 million. Subject to certain timing restrictions, the preferred shares will be convertible into common shares of the Company on a one-to-one basis. In the event of a change of control of the Company, each preferred share will automatically convert immediately prior to the closing of the change of control event. No coupon or interest is payable on this series of preferred shares. Proceeds of the financing will be used for general corporate purposes, costs associated with the ongoing strategic process and continued development of our clinical programs.

In August 2008, we announced Astellas’ receipt of an approvable letter from the FDA for vernakalant (iv). In the action letter, the FDA informed Astellas that it has completed its review of the NDA for vernakalant (iv) and that the application is approvable.  Prior to considering approval, the FDA requires additional information associated with the risk of previously identified events experienced by a subset of patients during the clinical trials in order to assure an acceptable risk benefit profile compared to electrical cardioversion.  The FDA has also requested a safety update from ongoing or completed studies of vernakalant, regardless of indication, dosage form, or dose level.  We are working closely with Astellas and the FDA to address all issues raised in the approvable letter.

CARDIOME PHARMA CORP.

CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials associated with each of our research and development programs:

Project	Stage of Development	Current Status
Vernakalant (iv)	NDA	NDA originally submitted in Q1-2006. “Refusal to file” letter issued by FDA in Q2-2006. NDA re-submitted in Q4-2006. FDA approvable letter received August 2008.
	European Comparator Study	Trial initiated in Q1-2008.
Vernakalant (oral)	Phase 2b Clinical Trial	Trial initiated in Q1-2007. Interim results released in Q1-2008. Final results released in July 2008.
GED-aPC	Phase 1	Phase 1 study initiated in Q4-2007.
Artesian Projects	Pre-Clinical Stage	Pre-clinical studies underway.

The following provides a description of the clinical development status for each of our projects:

Vernakalant (iv)

During Q2-2008, we continued preparation and evaluation of regulatory and distribution strategies outside of North America.  A Phase 3 European comparator study for vernakalant (iv) is underway, and we anticipate filing for marketing approval for vernakalant (iv) in the European Union in late 2008 or early 2009.

An approvable letter dated August 8, 2008, was received from the FDA regarding the NDA submitted by our partner Astellas in Q4-2006.

Vernakalant (oral)

During Q2-2008, we continued our clinical work on the Phase 2b trial for vernakalant (oral), which completed in July 2008.

Phase 2b Clinical Trial

In Q1-2007, we initiated a Phase 2b clinical trial of vernakalant (oral) for the prevention of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study is designed to measure the safety and efficacy of vernakalant (oral) over 90 days of oral dosing in patients at risk of recurrent atrial fibrillation.  We reported positive interim results from this trial in Q1-2008, and positive final results from this study were announced in July 2008.

GED-aPC

During Q2-2008, we continued to conduct pre-clinical research, development and manufacturing work, and continued our clinical work on a Phase 1 trial for the compound.

Phase 1 Clinical Trial

In Q4-2007, we announced initiation of subject dosing in a Phase 1 study of GED-aPC. The single-blinded, placebo-controlled, dose-ranging study will measure the safety, tolerability, pharmacokinetics and pharmacodynamics of GED-aPC in 24 healthy subjects, with each subject receiving a 15-minute loading dose at the start of a 24-hour continuous intravenous infusion of GED-aPC. Results from this study are expected in the second half of 2008.

CARDIOME PHARMA CORP.

Other Projects

We continue to conduct pre-clinical research and development work on the Artesian projects, with the goal of reaching a decision regarding the advancement of one of the Artesian molecules into clinical studies.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the three months ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with Canadian GAAP.  These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods.  We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made.  Actual results may differ from these estimates under different assumptions or conditions.  Significant areas requiring management estimates include the assessment of net recoverable value and the amortization period of technology licenses and patents, clinical trial accounting, revenue recognition, stock-based compensation, and recognition of future income tax assets.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include intangible assets, clinical trial accounting, revenue recognition, research and development costs, stock-based compensation, and income taxes.  These and other significant accounting policies are described more fully in Note 2 of our 2007 consolidated annual financial statements.

Intangible Assets

Intangible assets are comprised of purchased technology licenses and patent costs.

Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies.  Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents.

We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations.

CARDIOME PHARMA CORP.

We evaluate the recoverability of the net book value of our intangible assets on a quarterly basis based on the expected utilization of the underlying technologies.  If the carrying value of the underlying technology exceeds the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, then the carrying value is written down to its fair value, based on the related estimated discounted cash flows.

The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Clinical Trial Accounting

We record clinical trial expenses relating to service agreements with various contract research organizations, investigators and other service providers which conduct certain product development activities that complement our efforts in developing our drug candidates based upon the estimated amount of work completed on each trial.  These estimates may or may not match the actual services performed by the service providers as determined by patient enrolment levels and related activities.  We consider the following factors at a given point in time through internal reviews, correspondence and discussions with our service providers in estimating the amount of clinical trial expense for an accounting period: the level of patient enrollment; the level of services provided and goods delivered; the contractual terms and the proportion of the overall contracted time that has elapsed during the accounting period.

If we have incomplete or inaccurate information relating to the above factors, we may under or overestimate activity levels associated with various trials.  Under such circumstances, future clinical trial expenses recognized could be materially higher or lower when the actual activity level becomes known.

Revenue Recognition

The Company currently earns its revenue from collaboration arrangements that provide for non refundable payments as follows:

•	Upfront fees at the commencement of the arrangement;

•	Milestone payments upon meeting certain milestones as contained in the related collaboration arrangement;

•	Fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs.

The upfront fees are deferred and amortized straight-line over the expected term of the Company's continued involvement in the research and development process. Changes in estimates are recognized prospectively when changes to the expected term are determined.

Milestone payments are recognized as revenue when the milestones are achieved and these payments are due and are considered collectible.

Fees based on the number of full time research staff assigned to related research activities and the recovery of related research and development costs are recognized in income to the extent of the services performed, the consideration is collectible, and the amount of the fees are considered to represent the fair value of those services.

CARDIOME PHARMA CORP.

The Company also reviews other deliverables, including related research advisory committees, to determine whether any further deliverables have standalone value and therefore require separation. The Company has not identified any other deliverables that require separation to date.

Research and Development Costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.  To date, no development costs have been deferred.

Stock-based Compensation and other Stock-based Payments

Effective December 1, 2002, we elected to prospectively adopt the recommendations of the CICA in new Section 3870 of the CICA Handbook, with respect to stock-based compensation and other stock-based payments. This standard requires that all share-based awards be measured and recognized as an expense using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the subjective assumptions of the expected life of the option, the expected volatility at the time the options are granted, and risk-free interest rate. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations. We amortize the fair value of stock options over the vesting terms of the options which are generally four to five years from grant.

Future Income Taxes

Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in net loss in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Changes in Significant Accounting Policies

On January 1, 2008, we adopted the Canadian Institute of Chartered Accountants (CICA) Handbook section 1535, Capital Disclosures (Section 1535), Handbook section 3862, Financial Instruments - Disclosures (Section 3862) and Handbook section 3863, Financial Instruments - Presentation (Section 3863).

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

CARDIOME PHARMA CORP.

We have included disclosures to comply with Section 1535 in note 6 of the interim consolidated financial statements.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and valuation of our financial instruments. We have included disclosures to comply with these new Handbook Sections in note 7 of the interim consolidated financial statements.

Impact of Accounting Pronouncements Affecting Future Periods

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. We are currently assessing the impact of this new accounting standard on our consolidated financial statements.

On February 13, 2008, the Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IFRS") will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. We are currently assessing the impact of these new accounting standards on our consolidated financial statements.

 RESULTS OF OPERATIONS

We recorded a net loss of $18.1 million ($0.28 per common share) for the three months ended June 30, 2008 (“Q2-2008”), compared to a net loss of $14.6 million ($0.23 per common share) for the three months ended June 30, 2007 (“Q2-2007”). On a year-to-date basis, we recorded a net loss of $40.3 million ($0.63 per common share) for the six months ended June 30, 2008, compared to $28.6 million ($0.46 per common share) for the six months ended June 30, 2007. The increase in net loss for the current quarter and year-to-date was largely due to lower licensing and research collaborative fees and increased research and development expenditures related to vernakalant (oral), the European comparator study for vernakalant (iv) and GED-aPC clinical activities.

CARDIOME PHARMA CORP.

Operating costs are expected to decrease for the remainder of the year as we completed our Phase 2b clinical trial for vernakalant (oral).  We will continue to incur costs related to the European comparator study for vernakalant (iv) and the development of GED-aPC. We may also incur additional costs associated with responding to the approvable letter from the FDA for vernakalant (iv). Expected licensing and research collaborative fees or royalty revenue are not expected to be higher than our operating costs within this period should we successfully meet our collaborative milestones or obtain commercialization approval for vernakalant (iv).

Revenues

Revenue for Q2-2008 was $0.2 million, a decrease of $0.9 million from $1.1 million in Q2-2007.  On a year-to-date basis, revenue for the six months ended June 30, 2008, was $0.7 million, a decrease of $2.1 million from $2.8 million for the six months ended June 30, 2007. Total revenue is comprised of licensing fees and research and collaborative fees we collected from our collaborative partner as described below.

Licensing fees represent milestone payments and the amortization of deferred revenue related to upfront payments from our collaborative partner. No milestone payments were received or recognized in the six months ended June 30, 2008 or 2007. In the six months ended June 30, 2008, we recognized the remainder of deferred revenue related to the upfront payment and premium on equity investment from Astellas.

Research and collaborative fees are comprised of contract research fees and project management fees from our collaborative partner. We recorded $0.2 million for Q2-2008 and $0.7 million for Q2-2007. On a year-to-date basis, research and collaborative fees for the six months ended June 30, 2008, were $0.4 million, compared to $1.9 million for the six months ended June 30, 2007. The decrease in research and collaborative fees for both periods was mainly attributable to decreased recoverable research and development activity associated with vernakalant (iv).

In the future, we may earn additional milestone payments and royalties from Astellas. We may also earn revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. There can be no assurance, however, that we will maintain our existing agreements or enter into new licensing or collaborative research and development agreements.

Research and Development Expenditures

Research and development (R&D) expenditures were $12.7 million for Q2-2008, compared to $9.8 million for Q2-2007. We incurred total R&D expenditures of $30.8 million for the six months ended June 30, 2008, compared to $21.6 million for the same period in fiscal 2007.

(in millions of dollars)	For the Three Months Ended		For the Six Months Ended
Project	June 30, 2008 $	June 30, 2007 $	June 30, 2008 $	June 30, 2007 $
Vernakalant (oral)	7.3	5.8	19.4	14.0
Vernakalant (iv)	3.1	2.5	5.9	4.6
GED-aPC	1.3	0.4	3.5	0.4
Other projects	1.0	1.1	2.0	2.6
Total R&D expenses	12.7	9.8	30.8	21.6

CARDIOME PHARMA CORP.

The increase of $2.9 million in R&D expenditures in Q2-2008 was primarily due to the nature of work being performed as a result of the stage of the projects. For vernakalant (oral), we incurred final analysis costs in Q2-2008 compared to patient fee and trial management costs in Q2-2007, all related to our completed Phase 2b trial. For vernakalant (iv), we incurred costs relating to the ongoing Phase 3 European comparator study in Q2-2008 compared to final costs for the Act 4 trial in Q2-2007. In Q2-2008, we also incurred costs to continue R&D activities on our new clinical drug candidate, GED-aPC, which was acquired in April 2007. Spending on other projects largely related to continued advancement of our Artesian programs.

The increase in R&D expenditures for the six months ended June 30, 2008, compared to those incurred during the same period in fiscal 2007 was primarily due to the same reasons discussed above for the three months ended June 30, 2008, as well as patient fee and interim analysis costs for the Phase 2b trial.

For the remainder of the year, we expect to incur decreased R&D expenditures as we have completed our Phase 2b clinical trial for vernakalant (oral).  We expect to continue to incur costs related to the European comparator study for vernakalant (iv) and the development of GED-aPC. We may also incur additional costs associated with responding to the approvable letter from the FDA for vernakalant (iv).

General and Administration Expenditures

General and administration (G&A) expenditures for Q2-2008 were $4.4 million, compared to $4.8 million for Q2-2007. On a year-to-date basis, we incurred total G&A expenditures of $8.5 million for the six months ended June 30, 2008, compared to $9.4 million for the six months ended June 30, 2007.

The decrease in G&A expenditures in the current quarter and year-to-date, compared to those incurred during the same periods in fiscal 2007, was primarily due to lower stock based compensation expense as a result of the timing of stock option grants.

For the remainder of the year, we expect our G&A expenditures to remain at current levels.

Amortization

Amortization for Q2-2008 was $1.1 million compared to $0.8 million for Q2-2007. On a year-to-date basis, amortization was $2.2 million for the six months ended June 30, 2008, compared to $1.3 million for the same period in 2007. The increase in amortization in 2008 was primarily due to the amortization recorded for the GED-aPC technology license which was acquired in April 2007.

Other Income

Interest and other income was $0.1 million for Q2-2008, compared to $1.3 million for Q2-2007. On a year-to-date basis, interest and other income was $0.4 million for the six months ended June 30, 2008, compared to $2.7 million for the same fiscal period in 2007.  The decrease in interest and other income in 2008 was primarily due to lower average interest-bearing cash and short-term investment balances and lower interest rates.

CARDIOME PHARMA CORP.

SUMMARY OF QUARTERLY RESULTS

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

(In thousands of Canadian dollars except per share amounts)	2nd Quarter ended	1st Quarter ended	4th Quarter ended	3rd Quarter ended
	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007

Total revenue	$202	$456	$1,110	$961
Research and development	12,774	18,068	20,163	15,029
General and administration	4,406	4,112	4,898	4,197
Net loss for the period	(18,079)	(22,179)	(25,311)	(31,554)
Basic and diluted net loss per common share	(0.28)	(0.35)	(0.40)	(0.50)

	2nd Quarter ended	1st Quarter ended	4th Quarter ended	3rd Quarter ended
	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006

Total revenue	$1,098	$1,710	$13,081	$2,401
Research and development	9,771	11,830	12,324	10,865
General and administration	4,831	4,616	3,932	3,890
Net loss for the period	(14,586)	(14,036)	(1,309)	(11,974)
Basic and diluted net loss per common share	(0.23)	(0.23)	(0.02)	(0.23)

The primary factors affecting the magnitude of our losses in the various quarters were licensing revenues, R&D expenditures associated with clinical development programs, G&A expenditures, foreign exchange gains and losses, and stock based compensation expense.

The significant increase in revenue for the fourth quarter of 2006, when compared with the other quarters, was due to the milestone payment of $11.7 million (US$10.0 million) earned for the re-submission of the NDA for vernakalant (iv).  The substantial increase in losses for the 3rd and 4th quarters of 2007, as well as the 1st and 2nd quarters of 2008, when compared with the other quarters, was due to increased research and clinical costs associated with our vernakalant (oral) Phase 2b clinical trial,  and costs associated with the development of our new clinical drug candidate, GED-aPC.  The 3rd quarter of 2007 loss also included foreign exchange losses of $13.4 million reflecting the decreased value of the US dollar compared to the Canadian dollar during the quarter. The general trend of increases in G&A costs in the  2006 and 2007 quarters is the result of supporting the expanded clinical development activities and the higher cost of corporate governance.  The decrease in G&A costs in Q3-2007 and Q1-2008 compared to the other quarters in 2007 is due to lower stock-based compensation expense recognized in the periods.

CARDIOME PHARMA CORP.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities during the current quarter were financed mainly by our working capital carried forward from the preceding fiscal year and research collaborative fees collected from Astellas. We believe that our cash position as of June 30, 2008 and the US$25 million in financing proceeds received in July 2008, as well as the anticipated cash inflows from our collaborative partner, future collaborative partners and interest income should be sufficient to finance our operational and capital needs for at least the next 12 months. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials and revenues associated with collaborative and license arrangements with third parties. We will continue to review our financial needs and seek additional financing as required from sources that may include future collaborative and licensing agreements, equity or debt financing.

At June 30, 2008, we had working capital of $18.7 million compared to $55.2 million at December 31, 2007. We had available cash reserves comprised of cash and cash equivalents of $31.0 million at June 30, 2008 compared to cash and cash equivalents and short-term investments of $68.1 million at December 31, 2007.

Cash used in operating activities for Q2-2008 was $19.2 million, compared to $16.5 million for Q2-2007. The increase of $2.7 million in cash used in operating activities in Q2-2008, compared to Q2-2007 was primarily due to an increase of $3.1 million in net loss after adjusting all non-cash items. This increased cash operating loss reflects increased costs in R&D activities. This is offset by a decrease in net cash payments of $0.4 million related to accounts receivable, accounts payable, prepaids and deferred revenue. Cash used in operating activities for the six months ended June 30, 2008, was $38.4 million compared to $32.1 million for the six months ended June 30, 2007.  The increase of $6.3 million in cash used in operating activities was mainly due to an increase of $12.3 million in net loss after adjusting all non-cash items and an increase of net cash payments of $6.0 million related to accounts receivable, prepaids, accounts payable and deferred revenue.

Cash provided by financing activities was $0.1 million for Q2-2008 and the six months ended June 30, 2008, compared to $1.4 million of cash provided by financing activities for Q2-2007 and $108.7 million for the six months ended June 30, 2007. The main sources of cash for 2007 were net proceeds from the completion of our public offering and cash receipts from the issuance of our common shares upon exercise of stock options.

Cash used in investing activities in Q2-2008 was $0.1 million, compared to $2.8 million of cash provided by investing activities in Q2-2007.  Cash used in investing activities for the six months ended June 30, 2008 was $0.4 million, compared to $85.3 million for the six months ended June 30, 2007.  Cash used in investing acitivities during the three and six months ended June 30, 2008 related to the purchase of lab equipment and patents. Cash provided by investing activities in Q2-2007 was mainly due to the net sale of short-term investments offset by the purchase of intangible assets related to the in-licensing of GED-aPC. Cash used in investing activities for the six months ended June 30, 2007 was primarily due to the net purchase of short-term investments and the purchase of intangible assets.

CARDIOME PHARMA CORP.

As of June 30, 2008 and in the normal course of business, we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of dollars)	2008 $	2009-2010 $	2011-2012 $	Thereafter $	Total $
Other long-term Obligations	11	50	61	41	163
Operating Lease Obligations	573	2,778	2,923	1,801	8,075
Commitments for Clinical Research and Other Agreements	8,449	7,195	34	nil	15,678
Total	9,033	10,023	3,018	1,842	23,916

Outstanding Share Capital

As of August 12, 2008, we had 63,762,296 common shares issued and outstanding, 2,272,727 Series A preferred shares, and 4,949,562 common shares issuable upon the exercise of outstanding stock options (of which 3,628,289 were exercisable) at a weighted average exercise price of $8.38 per share.

RELATED PARTY TRANSACTIONS

Included in accounts payable and other liabilities as of June 30, 2008 was $0.4 million (December 31, 2007 - $0.5 million) owing to a legal firm where our Company’s corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. For the six months ended June 30, 2008, we incurred $0.7 million of legal fees for services provided by this legal firm, compared to $0.5 million for the six months ended June 30, 2007.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements, other than discussed under contractual obligations.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At June 30, 2008, our cash and cash equivalents were primarily held as cash.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

CARDIOME PHARMA CORP.

Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials and revenues associated with collaborative and license arrangements with third parties. We will continue to review our financial needs and seek additional financing as required from sources that may include future collaborative and licensing agreements, equity or debt financing.  There can be no assurance, however, that additional funding will be available, or if available whether acceptable terms will be offered.

Consolidated Financial Statements

(Expressed in thousands of Canadian dollars)

CARDIOME PHARMA CORP.

Periods ended June 30, 2008 and 2007

(Unaudited)

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

	As at
	June 30,	December 31,
	2008	2007
	(unaudited)

Assets

Current assets:
Cash and cash equivalents	$31,000	$67,988
Short-term investments	-	147
Accounts receivable	1,319	2,553
Prepaid expenses and other assets	2,085	2,146
	34,404	72,834

Property and equipment	4,159	4,629
Intangible assets	22,559	23,782
	$61,122	$101,245

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and other liabilities	$15,454	$17,194
Deferred revenue	-	224
Current portion of deferred leasehold inducement	204	178
	15,658	17,596

Deferred leasehold inducement	948	964

Shareholders’ equity:
Share capital (note 4)	327,966	327,835
Contributed surplus	23,875	21,927
Deficit	(307,325)	(267,067)
Accumulated other comprehensive loss	-	(10)
	44,516	82,685

	$61,122	$101,245

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/Peter W. Roberts	/s/Harold H. Shlevin
Director	Director

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Revenue:
Licensing fees	$-	$449	$224	$898
Research collaborative fees	202	649	434	1,910
	202	1,098	658	2,808
Expenses:
Research and development	12,774	9,771	30,842	21,601
General and administration	4,406	4,831	8,518	9,447
Amortization	1,072	824	2,163	1,295
	18,252	15,426	41,523	32,343

Operating loss	(18,050)	(14,328)	(40,865)	(29,535)

Other income (expenses):
Interest and other income	96	1,297	422	2,704
Foreign exchange gain (loss)	(125)	(1,555)	185	(1,791)
	(29)	(258)	607	913

Net loss for the period	(18,079)	(14,586)	(40,258)	(28,622)

Other comprehensive loss, net of income taxes:
Unrealized loss on available-for-sale financial assets arising during the period	-	(8,091)	-	(10,442)
Reclassification adjustment for realized loss included in net loss	-	1,815	10	2,017
	-	(6,276)	10	(8,425)

Comprehensive loss for the period	$(18,079)	$(20,862)	$(40,248)	$(37,047)

Basic and diluted loss per common share(1)	$(0.28)	$(0.23)	$(0.63)	$(0.46)

Weighted average number of common shares outstanding	63,745,263	63,370,297	63,736,277	62,133,737

(1)	Basic and diluted loss per common share based on the weighted average number of common shares outstanding during the period.

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Share capital:
Balance, beginning of period	$327,835	$324,343	$327,835	$217,388
Issued upon public offering	-	-	-	113,998
Share issuance costs upon public offering	-	-	-	(8,312)
Issued upon exercise of options and warrants	108	1,423	108	2,201
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of options	23	777	23	1,268

Balance, end of period	327,966	326,543	327,966	326,543

Contributed surplus:
Balance, beginning of period	22,941	17,982	21,927	17,045
Stock option expense recognized	957	2,141	1,971	3,626
Stock option expense reclassified to share capital account upon exercise of stock options	(23)	(777)	(23)	(1,268)
Amounts related to the cashless exercise of warrants	-	-	-	(57)

Balance, end of period	23,875	19,346	23,875	19,346

Deficit:
Balance, beginning of period	(289,246)	(195,616)	(267,067)	(181,580)
Net loss for the period	(18,079)	(14,586)	(40,258)	(28,622)

Balance, end of period	(307,325)	(210,202)	(307,325)	(210,202)

Accumulated other comprehensive income (loss):
Balance, beginning of period	-	(2,149)	(10)	-
Other comprehensive income (loss)for the period	-	(6,276)	10	(8,425)

Balance, end of period	-	(8,425)	-	(8,425)

Total shareholders’ equity	$44,516	$127,262	$44,516	$127,262

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Cash provided by (used in):

Operations:
Net loss for the period	$(18,079)	$(14,586)	$(40,258)	$(28,622)
Add items not affecting cash:
Amortization	1,072	824	2,163	1,295
Stock-based compensation	957	2,141	1,971	3,626
Deferred leasehold inducement	23	(43)	10	(86)
Foreign exchange	332	(891)	(887)	(891)
Write-off of property and equipment	43	-	43	-
	(15,652)	(12,555)	(36,958)	(24,678)
Adjustment to reconcile net loss to net cash used in operating activities:
Accounts receivable	560	(1,082)	1,234	(525)
Prepaid expenses	697	(2,333)	(464)	(2,765)
Accounts payable and other liabilities	(4,847)	(128)	(2,004)	(3,238)
Deferred revenue	-	(449)	(224)	(898)
	(19,242)	(16,547)	(38,416)	(32,104)

Financing:
Issuance of common shares and exercise of stock options	108	1,423	108	116,142
Share issuance costs upon public offering	-	-	-	(7,420)
	108	1,423	108	108,722

Investments:
Purchase of property and equipment	(17)	(176)	(279)	(1,075)
Purchase of intangible asset	-	(22,140)	-	(22,140)
Patent and trademark costs capitalized	(90)	(120)	(234)	(169)
Purchase of short-term investments	-	(15,457)	-	(108,216)
Sale of short-term investments	-	40,738	157	46,265
	(107)	2,845	(356)	(85,335)

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(489)	-	1,676	-

Decrease in cash and cash equivalents during the period	(19,730)	(12,279)	(36,988)	(8,717)

Cash and cash equivalents, beginning of period	50,730	26,962	67,988	23,400

Cash and cash equivalents, end of period	$31,000	$14,683	$31,000	$14,683

Supplemental cash flow information:
Interest paid	$4	$5	$8	$9
Interest received	134	1,336	580	2,764
Cashless exercise of warrants	-	-		57

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and six months ended June 30, 2008 and 2007

1.    Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with Cardiome Pharma Corp.’s (the Company’s) annual audited consolidated financial statements for the year ended December 31, 2007, except as described in note 2 below.  These unaudited interim consolidated financial statements do not include all note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2007 filed with the appropriate securities commissions.  The results of operations for the three-month and six-month periods ended June 30, 2008 and June 30, 2007 are not necessarily indicative of the results for the full year.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees.  The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.  It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.    Changes in accounting policies:

On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook section 1535, Capital Disclosures (Section 1535), Handbook section 3862, Financial Instruments - Disclosures (Section 3862) and Handbook section 3863, Financial Instruments - Presentation (Section 3863).

(a)  Capital disclosures:

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The Company has included disclosures to comply with Section 1535 in note 6 of these consolidated financial statements.

(b)  Financial instruments:

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.

Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and six months ended June 30, 2008 and 2007

2.    Changes in accounting policies (continued):

(b)  Financial instruments (continued):

its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and valuation of the Company’s financial instruments. The Company has included disclosures to comply with these new Handbook Sections in note 7 of these consolidated financial statements.

3.    Future changes in accounting policies:

(a) Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

(b) International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IFRS") will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and six months ended June 30, 2008 and 2007

4.    Share capital:

(a)  Authorized:

The authorized share capital of the Company consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value issuable in series. At June 30, 2008, there were no preferred shares issued and outstanding.

(b)  Stock options:

At June 30, 2008, the Company had 4,963,062 stock options outstanding, of which 3,580,154 are exercisable, at a weighted average exercise price of $8.39 per common share and expiring at various dates from July 27, 2008 to September 5, 2013.

Details of stock option transactions for the six months ended June 30, 2008 are summarized as follows:

	Number of
	stock options	Weighted average
	outstanding	exercise price

Balance, December 31, 2007	5,039,849	$8.41
Options granted	33,000	8.30
Options exercised	(32,500)	3.32
Options forfeited	(77,287)	12.28

Balance, June 30, 2008	4,963,062	$8.39

At June 30, 2008, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted
	Number of	average	Weighted	Number of	Weighted
	common	remaining	average	common	average
Range of	shares	contractual	exercise	shares	exercise
exercise price	issuable	life (years)	price	issuable	price

$3.32 - $5.54	1,207,700	0.82	$3.70	1,207,700	$3.70
$6.06 - $8.95	1,677,353	2.50	7.76	1,416,353	7.67
$8.98 - $11.15	1,030,767	4.42	10.18	436,085	10.25
$11.26 - $14.59	1,047,242	4.43	13.02	520,016	13.22

	4,963,062	2.90	$8.39	3,580,154	$7.45

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and six months ended June 30, 2008 and 2007

4.    Share capital (continued):

(c)  Stock-based compensation:

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, clinical advisory board members and consultants is amortized over the vesting period.  Compensation expense is recorded in research and development expenses and general and administration expenses as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Research and development	$410	$631	$809	$1,173
General and administration	547	1,510	1,162	2,453

Total	$957	$2,141	$1,971	$3,626

The Company did not grant any stock options during the three months ended June 30, 2008. The weighted average fair value of stock options granted during the six months ended June 30, 2008 was $3.61 per option (three and six months ended June 30, 2007: $6.20 and $6.54 per option, respectively).  The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008(i)	2007	2008	2007

Dividend yield	-	0.00%	0.00%	0.00%
Expected volatility	-	59.6%	47.2%	60.7%
Risk-free interest rate	-	4.58%	3.39%	4.42%
Expected average life of the options	-	5.5 years	4.5 years	5.5 years

(i) No stock options granted during three months ended June 30, 2008.

5.    Related party transactions:

The Company has incurred expenses for services provided by a law firm in which an officer is a partner.  The amounts charged are recorded at their exchange amounts and are subject to normal trade terms.  For the three and six months ended June 30, 2008, the Company has incurred $399 and $651, respectively, of legal fees for services provided by the law firm relating to general corporate matters and review of partnership opportunities and other strategic alternatives (three and six months ended June 30, 2007 - $159 and $529, respectively, relating to general corporate matters and the completion of the public offering in January 2007).  Included in

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and six months ended June 30, 2008 and 2007

5.    Related party transactions (continued):

accounts payable and other liabilities at June 30, 2008 is an amount of $360 (December 31, 2007 - $540) owing to the law firm.

6.    Capital Disclosures:

The company’s objective in managing capital is to safeguard its ability to continue as a going concern and to sustain future development of the business. In the management of capital, the Company includes shareholders’ equity, excluding accumulated other comprehensive income. The Company’s objective is met by retaining adequate equity to provide for the possibility that cash flows from assets will not be sufficient to meet future cash flow requirements. In order to maintain or adjust its capital structure the Company may issue new shares or raise debt. At this time the Company has not utilized debt facilities as part of its capital management program nor paid dividends to its shareholders. The Board of Directors does not establish quantitative return on capital criteria for management. The Company is not subject to any externally imposed capital requirements and the Company’s overall strategy with respect to capital management remains unchanged from the year ended December 31, 2007.

7.    Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other liabilities. The fair values of these financial instruments approximate carrying value because of their short-term nature.

The Company enters into certain non-financial contracts which contain embedded foreign currency derivatives. The fair value of the embedded derivatives is determined by the change in the forward exchange rates between the date of the contract and reporting date. At June 30, 2008, the Company recognized a financial liability relating to the embedded derivative contracts of $264.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.

(a)  Credit rate risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments and accounts receivable. The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents and short-term investments by placing these financial instruments with high-credit quality financial institutions and only investing in liquid, investment grade securities.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and six months ended June 30, 2008 and 2007

7.    Financial instruments (continued):

(a)  Credit rate risk (continued)

The Company is subject to a concentration of credit risk related to its accounts receivable as they primarily are amounts owing from one collaborator. At June 30, 2008, the outstanding accounts receivable were within normal payment terms and the Company had recorded no allowance for doubtful accounts.

(b)  Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities. The majority of the Company’s financial liabilities are due within ninety days. The Company does not have long-term financial liabilities.

(c)  Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i) Foreign currency risk

Foreign currency exchange rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S. dollar and European Union Euro denominated cash and cash equivalents, accounts payable and other liabilities, operating expenses and its U.S. dollar denominated accounts receivable. The Company manages foreign currency risk by holding cash and cash equivalents in U.S. dollars and the European Union Euro to support foreign currency forecasted cash outflows. The Company has not entered into any forward foreign exchange contracts.

The Company is exposed to the following currency risk, excluding financial derivatives, at June 30, 2008:

(Expressed in foreign currencies)	U.S. $	Euro
Cash and cash equivalents	15,624	5,251
Accounts receivable	488	-
Accounts payable and other liabilities	(4,017)	(5,526)
Financial instrument exposure excluding financial derivatives	12,095	(275)

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and six months ended June 30, 2008 and 2007

7.    Financial instruments (continued):

(c) Market risk (continued)

(i)	Foreign currency risk (continued)

The Company was exposed to the following currency risks during the three and six months ended June 30, 2008:

	Three months ended June 30, 2008		Six months ended June 30, 2008
(Expressed in foreign currencies)	U.S. $	Euro	U.S. $	Euro
Operating expenses	4,806	2,392	10,669	7,434

The following exchange rates applied for the three and six months ended June 30, 2008:

	Q2 Average rate	YTD Average rate	June 30, 2008 Reporting date rate
USD to CAD	1.010	1.007	1.020
Euro to CAD	1.578	1.542	1.605

The Company has performed a sensitivity analysis on its U.S. dollar and European Union Euro denominated financial instruments, excluding financial derivatives, and operating expenses. Based on the Company’s foreign currency exposures noted above and assuming that all other variables remain constant, a 10% appreciation of the U.S. dollar and European Union Euro against the Canadian dollar would result in the following impact on net loss for the three and six months ended June 30, 2008:

Source of net loss variability from	Three months ended June 30, 2008		Six months ended June 30, 2008
changes in foreign exchange rates	U.S. $	Euro	U.S. $	Euro
Financial instruments	1,233	(44)	1,233	(44)
Operating expenses	(485)	(378)	(1,075)	(1,146)
Decrease (increase) in net loss	748	(422)	158	(1,190)

For a 10% depreciation of the U.S. Dollar and the European Union Euro against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and six months ended June 30, 2008 and 2007

7.    Financial instruments (continued):

(c) Market risk (continued)

(i) Foreign currency risk (continued)

The Company has performed a sensitivity analysis on its embedded derivatives. Assuming all other variables remain constant, if the forward exchange rates were 10% higher at the reporting date, net loss would increase by $274. For a 10% decrease in the forward exchange rates, there would be an equal and opposite impact on net loss.

The following table summarizes the foreign exchange gains and losses relating to financial instruments included in the consolidated statement of operations and comprehensive loss:

	Three months ended June 30, 2008	Six months ended June 30, 2008
Financial assets
Held for trading financial assets	$(598)	$1,874
Loans and receivables	(87)	2

Financial liabilities
Held for trading financial liabilities	157	(789)
Financial liabilities measured at amortized cost	403	(902)
Foreign exchange gain (loss)	$(125)	$185

(ii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents and short-term investments. The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements. During the three and six months ended June 30, 2008, the Company earned interest income of $96 and $422, respectively on its cash and cash equivalents and short-term investments. Based on the value of cash and cash equivalents and short-term investments during the three and six months ended June 30, 2008, an increase of 25 basis points in interest rates during the period, with all other variables held constant, would have increased equity and decreased net loss by $72 and $201, respectively.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of Canadian dollars except share and per share amounts and where otherwise indicated)
As at and for the three and six months ended June 30, 2008 and 2007

8.    Subsequent Events:

On July 25, 2008, the Company closed a non-brokered private placement of 2,272,727 Series A convertible preferred shares at a price of US$ 11.00 per share for gross proceeds of US$25 million to CR Intrinsic Investments, LLC. Subject to certain timing restrictions, the preferred shares will be convertible into common shares of the Company on a one-to-one basis.  In the event of a change of control of the Company, each preferred share will automatically convert immediately prior to the closing of the change of control event.  No coupon or interest is payable on this series of preferred shares.

9.    Comparative figures:

Certain of the comparative figures have been reclassified to conform with presentation adopted in the current period.